Exhibit 99.1

JANUARY 19, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATE

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide an asset update of recent developments from the Company’s royalty portfolio.

LUNDIN GOLD ANNOUNCES 20% THROUGHPUT EXPANSION IN 2021

In the fourth quarter of 2020, Lundin Gold Inc. (“Lundin Gold”) announced a 20% expansion of the mine and mill throughput at Fruta del Norte. Lundin Gold plans to commence construction in the first quarter of 2021. The expansion is expected to be completed with minimal disruption to operations and funded by cash flow from operations.

Gold production guidance for Fruta del Norte in 2021 is estimated between 380,000 to 420,000 ounces. Mill production is estimated at an average of 3,500 tpd until the fourth quarter when production is planned to ramp up to 4,200 tpd following completion of the planned mill expansion. In 2021, Lundin Gold has planned an $11 million, 9,000 metre drilling program on two high priority exploration targets.

Due to changes in planned mining method, Lundin Gold has updated its estimates of Probable Mineral Reserves to 5.41 million ounces of gold (20.8 million tonnes at a grade of 8.1 grams per tonne (“g/t”) effective July 31, 2020, based on a cut-off grade of 3.8 g/t for transverse stopes and 4.4 g/t for drift and fill stopes). This represents an increase of 427,000 ounces compared to the 2019 year-end reconciliation of Probable Mineral Reserves presented in Lundin Gold's Annual Information Form, dated March 24, 2020.

The new life of mine plan, which is based on the updated Probable Mineral Reserves and throughput expansion, provides for a total of 4.8 million ounces of gold production over a 14 year mine. The annual average gold production for the first five years (2021-2025) is estimated at 390,000 ounces of gold.

For more information, visit the Lundin Gold website at www.lundingold.com and see the press release dated December 8, 2020. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

EQUINOX GOLD ANNOUNCES DRILL RESULTS FROM 2020 DRILLING PROGRAM AT AURIZONA

Equinox Gold Corp. (“Equinox Gold”) released drill results from the Piaba underground target and the Genipapo target at the Aurizona gold mine in Brazil.

Piaba Underground

In 2020, a total of 23,916 metres were drilled at the Piaba underground deposit. Drilling tested depths up to one kilometre below surface and results to date have shown that the deposit remains open at depth. Highlighted drill results include:

•	BRAZD696: 24.0 metres of 5.6 g/t gold, from 314.0 metres;
•	BRAZD698: 1.0 metres of 96.8 g/t gold, from 282.0 metres;
•	BRAZD708: 11.0 metres of 4.2 g/t gold, from 305.0 metres and 11.0 metres of 6.15 g/t gold, from 363.0 metres;
•	BRAZD737: 37.0 metres of 4.35 g/t gold, from 452.0 metres.

Genipapo

The Genipapo target is located approximately one kilometre from the existing Piaba open-pit mine and is the most advanced of three targets that potentially could host a series of smaller, near-surface deposits. Drilling completed in 2020 continues to demonstrate the potential to develop Genipapo as an open-pit feed for the Piaba mill. Highlighted drill results include:

•	P630: 25.0 metres of 1.4 g/t gold, from 3.0 metres;
•	P631: 19.0 metres of 3.15 g/t gold, from 40.0 metres;
•	P650: 17.0 metres of 1.6 g/t gold, from 21.0 metres.

Equinox Gold has a $7.3 million exploration program planned for Aurizona in 2021, including 49,000 metres of drilling. A Pre-Feasibility study is underway to assess the potential to operate an underground mine concurrent with the existing open-pit mine, with completion of the study targeted for late 2021.

True widths are estimated to be 60-90% of the reported lengths. For more information and complete drill results, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated January 18, 2021. Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR.

ENDEAVOUR RELEASES UPDATED MINERAL RESOURCE AT HOUNDÉ MINE

Endeavour Mining Corporation (“Endeavour”) recently announced an update to the Houndé mine plan to include the newly discovered Kari Pump and Kari West deposits. The Houndé mine is now expected to produce approximately 2.3 million ounces of gold through 2031, with average production of 250,000 ounces for the 5-year period starting in 2021 and 202,000 ounces of gold for the following 5-year period starting in 2026. Sandstorm’s royalty covers a portion of the Kari area.

Endeavour expects the conversion of existing Mineral Resources into Mineral Reserves and near-mine exploration will continue to add further ounces and extend the mine life.

For more information, visit the Endeavour website at www.endeavourmining.com and see the press release dated November 12, 2020. Sandstorm has a 2.0% NSR royalty on a portion of the Houndé mine.

RESUMPTION OF FULL PRODUCTION RATES AT CHAPADA IN DECEMBER

Lundin Mining Corporation (“Lundin Mining”) announced that the Chapada mine returned to full production rates on December 20, 2020 after the processing activities were interrupted in late September due to damaged SAG and ball mill motors following a power outage.

For more information, visit the Lundin Mining website at www.lundinmining.com and see the press release dated December 21, 2020.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

ERDENE EXPANDS GOLD MINERALIZATION IN MULTIPLE ZONES ADJACENT TO THE BAYAN KHUNDII DEPOSIT

Erdene Resource Development Corporation (“Erdene”) reported results from an ongoing 18,000 metre drill program. Results from the recent drilling include multiple high-grade gold intersections in areas adjacent to the Bayan Khundii deposit and at the Dark Horse deposit, located 3.5 kilometres north of the Bayan Khundii deposit.

Highlight drill results include:

Striker West (200 metres west of the Bayan Khundii pit)

•	BKD-334: 28.0 metres of 2.5 g/t gold, from 122.0 metres;
•	BKD-338: 38.0 metres of 1.8 g/t gold, from 108.0 metres;
•	BKD-339: 54.0 metres of 1.2 g/t gold, from 129.0 metres.

Dark Horse Deposit

•	AAD-58: 45.0 metres of 6.0 g/t gold, from 10.0 metres;
•	AAD-57: 48.0 metres of 1.2 g/t gold, from 194.0 metres;
•	AAD-51: 3.0 metres of 5.6 g/t gold, from 138.0 metres.

Reporting intervals are apparent thicknesses. For more information and for complete drill results visit the Erdene website at www.erdene.com and see the press releases dates November 17, 2020 and January 6, 2021. Sandstorm has a 1.0% NSR royalty on the Bayan Khundii project.

GOWEST GOLD ANNOUNCES PROCESSING OF ORE FROM BRADSHAW BULK SAMPLE PROGRAM

Gowest Gold Ltd. (“Gowest”) announced that Northern Sun’s Redstone Mill began processing the first gold-bearing mixed development ore from the Bradshaw project on December 1, 2020. This ore was collected and stockpiled on-site from Gowest’s ongoing bulk sample program at the Bradshaw project. Gowest is reviewing financing opportunities to raise sufficient funds to complete the bulk sample and advance Bradshaw towards commercial production.

For more information, visit the Gowest website at www.gowestgold.com and see the press release dated December 9, 2020. Sandstorm has a 1.0% GSR royalty on the Bradshaw project.

BONTERRA COMPLETES C$15 MILLION FINANCING

Bonterra Resources Inc. (“Bonterra”) announced in December they closed an equity financing of C$15 million. The net proceeds of the financing will be used to fund drilling campaigns at the Moroy, Gladiator and Barry projects and to prepare a Preliminary Economic Assessment (“PEA”) on these projects. The PEA is expected to be completed in the fall of 2021.

For more information, visit the Bonterra website at www.btrgold.com and see the press release dated December 15, 2020. Sandstorm has a 3.9%–4.9% NSR on the Moroy/Bachelor Lake project, a 3.9%–4.9% NSR on the Barry project and a 1.0% NSR on a portion of the Gladiator project.

QP Qualified Person
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS

604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 201 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.